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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-64815


                           JACKSONVILLE BANCORP, INC.

                                SUPPLEMENT NO. 1
                      TO PROSPECTUS DATED FEBRUARY 9, 1999

         This Supplement dated March 1, 1999, is intended to amend the Prospectus dated February 9, 1999 through which Jacksonville Bancorp, Inc.
is offering for sale a minimum of 800,000 shares of common stock and a maximum of 1,500,000 shares of common stock at a price of $10.00 per share. THIS SUPPLEMENT IS INTENDED TO READ IN CONJUNCTION WITH AND SUPERSEDE THE PROSPECTUS TO THE EXTENT THAT ANY INFORMATION IN THIS SUPPLEMENT CONFLICTS WITH INFORMATION PROVIDED IN THE PROSPECTUS.


                             TERMS OF THE OFFERING

         TERMS OF PURCHASE. We have extended the offering period by 19 days. The offering period will now expire on March 31, 1999, unless we extend the offering period for an additional 124 days. Unless the minimum capital of $8,000,000 is raised by the expiration of the offering period, the offering will be terminated and subscription funds, including income earned thereupon, will be returned to each subscriber pro rata.


                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF JACKSONVILLE BANCORP
AND THE JACKSONVILLE BANK

         We have retained Mr. Gilbert J. Pomar to be President and Chief Operating Officer of The Jacksonville Bank. Mr. Pomar's employment is subject to approval by the Florida Department of Banking and Finance. Mr. Victor M. George will remain Chief Executive Officer of The Jacksonville Bank. We have also retained Ms. Cheryl L. Whalen as Senior Vice President and Chief Financial Officer of Jacksonville Bancorp and The Jacksonville Bank. In addition, we have added Mr. Price W. Schwenck as a director of Jacksonville Bancorp. The following is a brief description of the business, civic, and educational experience of Mr. Pomar, Ms. Whalen, and Mr. Schwenck.

         GILBERT J. POMAR, age 38, graduated from the University of Florida with a Bachelor of Arts in Finance in 1982. Mr. Pomar was employed in the Loan Department of First Union Bank of Jacksonville from 1991 until 1999. During his employment at First Union, Mr. Pomar was promoted to Senior Vice President/Commercial Lending Manager in 1994 and Head of Commercial Banking in 1996. He previously served as Real Estate Workout Officer for four years at Southeast Bank in West Palm Beach, Florida, and as Commercial Real Estate Loan Officer for four years at First Chicago in Miami, Florida. Mr. Pomar is active in various community efforts, including the United Way, Boys Scouts of America and the Board of Timuquana Country Club.

         CHERYL L. WHALEN, age 38, graduated from Florida State University in 1986 with a BS degree in accounting. From March, 1990 until March, 1999, Ms. Whalen was employed by the O'Neil Companies and Merchant and Southern Bank in Gainesville, Florida; initially as Senior Vice



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President and Cashier, and later as Executive Vice President and Chief
Financial Officer. Ms. Whalen has received the certified internal auditor designation.

         PRICE W. SCHWENCK, age 56, received his bachelors degree and MBA from the University of South Florida in 1966 and 1970, respectively, and his MS from the University of Miami in 1996. Mr. Schwenck served as region president for First Union National Bank in Jacksonville, Florida from 1988 until 1994 and in Fort Lauderdale, Florida from 1994 until he retired in 1999. His community activities include the Jacksonville Chamber of Commerce, Enterprise North Florida and North Florida Venture Capital Network.

EXECUTIVE COMPENSATION

         Jacksonville Bancorp and the Organizers, on behalf of The Jacksonville Bank, entered into an amended and restated employment agreement with Mr. Victor
M. George, pursuant to which Mr. George will serve as the Chairman and Chief Executive Officer of The Jacksonville Bank and the President and Chief Executive Officer of Jacksonville Bancorp. The amended and restated agreement incorporates all of the term of the original employment agreement as described in the prospectus except that the annual term of employment was renewed effective January 1, 1999, the employment agreement may be terminated on 30 days notice if the bank fails to commence operation on or before April 30, 1999, and the number of options to be granted has been revised. See "Stock Option Plans".

         The Organizers, on behalf of The Jacksonville Bank, have also entered into an employment agreement with Mr. Gilbert Pomar whereby Mr. Pomar will serve as the President of the bank. The agreement provides for a $25,000 signing bonus to be paid within seven days of the effective date of the agreement and a base salary of $120,000. The term of employment is for one year with the agreement being renewed on a daily basis so that, unless terminated, the agreement will continually have a one-year term. The employment agreement permits Mr. Pomar to participate in all employee benefits available to other employees, such as incentive compensation, stock option plans, pension plans, insurance plans, or fringe benefits.

         In the event Mr. Pomar voluntarily terminates his employment agreement, the agreement expires 30 days following the delivery of the notice of termination to the bank. However, if the termination is for good reason, as defined in the agreement, the employee is entitled to severance pay equal to his annual base salary, plus any incentive compensation or bonus.

         The Jacksonville Bank may terminate Mr. Pomar's agreement with or without cause. If The Jacksonville Bank terminates the agreement with cause, the agreement is terminated immediately upon delivery of notice to the employee and no further compensation is due to the employee. If the agreement is terminated without cause, the employee is entitled to severance pay equal to his annual base salary plus any compensation or bonus. If the employment of Mr. Pomar is terminated within 12 months of a change in control either by the Bank without cause or by Mr. Pomar for good reason, Mr. Pomar will be entitled to severance payment equal to 2.99 times his annual base salary plus incentive compensation.




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STOCK OPTION PLANS

         It is anticipated that up to 15% of the shares of the outstanding shares resulting from this offering will be set aside for stock options under the proposed stock option plans, 7% to the employees of Jacksonville Bancorp, and 8% to the directors of Jacksonville Bancorp. Such options will not be granted at less than fair market value of Jacksonville Bancorp's Common Stock on the date of grant. Under the employment agreements of Mr. George and Mr. Pomar, each will be granted a stock option for a minimum of 25,000 shares and a maximum of 50,000 shares, depending on the amount of shares sold in the offering. The stock options are subject to adoption and approval by Jacksonville Bancorp's shareholders of the Key Employee Stock Option Plan.

ORGANIZERS AND PRINCIPAL SHAREHOLDERS

         Mr. Schwenck intends to subscribe for 10,000 shares in the offering, this will increase the number of shares which the Organizers, as a group, intends to subscribe to 188,500 shares or 23.56% of the minimum shares. The Organizers and Directors have indicated that they may be willing to subscribe for additional shares in the offering if necessary to assist the company in completing the minimum offering. In any event, total purchases by the Organizers will not exceed 268,500 shares.
























THIS SUPPLEMENT NO. 1 TO THE JACKSONVILLE BANCORP, INC. PROSPECTUS DATED FEBRUARY 9, 1999 CONTAINS MATERIAL INFORMATION ABOUT THE JACKSONVILLE BANCORP, INC. COMMON STOCK OFFERING. PLEASE READ THIS SUPPLEMENT CAREFULLY.




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